MDC PARTNERS INC.

Code of Conduct
(Amended and Restated, 2005)

MDC Partners Inc. and its subsidiaries and affiliates (collectively referred to as the “Company”) is committed to conducting its business in accordance with applicable laws, rules and regulations, and the highest standards of business ethics, and to full and accurate disclosure in compliance with applicable laws, rules and regulations. This Code of Conduct applies to all directors, officers and employees of the Company and sets forth specific policies and requirements to guide you in the performance of your duties.

As a director, officer or employee of the Company, you must not only comply with applicable laws, rules and regulations; you also must engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of the Company's business. Your responsibilities include helping to create and maintain a culture of high ethical standards and commitment to compliance, and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns to the attention of management and promptly addressing employee compliance concerns.

Compliance With All Applicable Laws

It is the policy of the Company to conduct its business on the highest ethical and moral plane and to comply strictly with all laws and regulations governing its operations. You are therefore required to comply with the laws, rules and regulations that govern the conduct of the Company's business including, without limitation, all laws prohibiting insider trading, antitrust laws, money laundering, bribery and improper payments, and to report any suspected violations in accordance with the section below titled "Compliance; Reports of Violations of Code of Conduct."

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“Inside information” and securities trading. All of us are responsible for understanding and complying fully with all appropriate laws and regulations governing “insider trading” of MDC Partners’ securities. Violations of these laws and regulations can result in criminal prosecution. Please refer to the Company’s Statement of Policy Prohibiting Insider Trading (Attachment A to this Code of Conduct) for more information.

Conflicts of Interest

You may not make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless you make full disclosure of all facts and circumstances to, and obtain the prior written approval of the Company’s Chief Financial Officer and General Counsel, in the case of employees, or Chairman of the Audit Committee, in the case of directors and officers.

A "conflict of interest" arises when you take actions or have interests that conflict in any way with the interests of the Company. These conflicts may make it difficult for you to perform your work objectively and efficiently. The following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

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You or a member of your family has an ownership interest in, is employed by or serves as a director of a company that competes with the Company, does business with the Company (such as a customer, supplier or business partner) or is a recipient of charitable contributions made by the Company. (However, it is not typically considered a conflict of interest to make investments in competitors, customers or suppliers that are listed on a stock exchange so long as the total value of the investment is less than one percent (1%) of the outstanding stock of the corporation and the amount of the investment is not so significant that it would affect your business judgment on behalf of Company.)

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You or a member of your family participates in a joint venture, partnership or other business arrangement or investment with the Company or that you learned of through the use of corporate property or information or your position at the Company; and

•	You or a member of your family receives improper personal benefits as a result of your position in the Company.

Confidential Information

You are required to maintain the confidentiality of all confidential information that you receive or become privy to in connection with the Company's business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might prejudice the ability of the Company to pursue certain objectives, be of use to competitors or harmful to the Company, its suppliers or its customers, if disclosed. Confidential information also includes any information relating to the Company's business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company's securities or any information a reasonable investor would consider important in making an investment decision. You must not use confidential information for your own advantage or profit.

Disclosures; Alertline

It is the Company's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and Canadian securities regulators and in all other public communications made by the Company. The Company's management have the general responsibility for preparing such filings and such other communications and shall ensure that such filings and communications comply with all applicable laws and regulations. No false, misleading or deliberately inaccurate entries shall be made in the Company's books and records for any reason. It is the responsibility of Company employees to assure that all business transactions are properly authorized, accurately identified and promptly recorded in the financial statements. Individuals in supervisory positions have the added responsibility to communicate relevant policies and procedures to subordinates and to exercise care in reviewing records to ensure that full and accurate financial statements are created. Employees must also provide all necessary information to management when requested and must inform management if they become aware that information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if they have information that would affect any filings or communications to be made in the future.

The Company has adopted a formal policy on reporting concerns and complaints regarding accounting matters, auditing matters and the Company's internal control over financial reporting (the "Whistleblower Policy"). Under the terms of the Whistleblower Policy, the Company has established a toll-free number, or “Alertline”, for all employees to use to report any violations of this Code of Conduct or any of the Company’s policies. This Alertline will be staffed by trained communication specialists who do not work for MDC Partners or any affiliate. The specialists will ask a series of questions to better understand the nature of the concern. A report will then be prepared and forwarded to MDC Partners’ General Counsel for review and investigation, if appropriate. All information can be submitted anonymously, and all employees are protected from any reprisal on the part of management or the Company for information or complaints submitted in good faith. All employees are required to review the Whistleblower Policy.

Protection and Proper Use of Company Assets

You are required to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The Company's assets must only be used for legitimate business purposes. The Company’s name and names of its subsidiaries are also valuable assets that are to be protected. You must use these names only for authorized Company business and not in connection with any personal activities. This policy also applies to any and all property of the Company's clients or prospective clients with which the Company and its employees may be entrusted.

Conduct in the Workplace (Equal Employment Opportunity, Harassment, etc.)

The Company is committed to providing a safe, orderly, diverse and tolerant work environment that is free of any discrimination or harassment. It is up to all of us to maintain this environment by granting others the same respect, cooperation and dignity that we deserve ourselves. Managers have a special responsibility to make fair decisions, encourage lawful and ethical behavior and set an example of how to conduct ourselves properly. Discrimination against any Company employee or any person with whom the Company has business dealings on the basis of race, color, religion, sex, age, marital status, national origin, sexual orientation, disability or veteran status is strictly prohibited. This applies to all areas of employment, including hiring, training, scheduling, advancement, compensation, benefits, discipline and termination. Harassment or violence in the workplace is also strictly forbidden. Unwelcome advances, such as requests for sexual favors and other verbal or physical conduct of a sexual nature, may also be forms of sexual harassment, and are forbidden by Company policy. In addition, conduct that may create an uncomfortable situation or hostile work environment, such as inappropriate comments, jokes or physical contact, may be forms of workplace harassment, even where such actions are not intended to have that effect. Employees should avoid any actions or words that might be interpreted by another as harassment.

Acceptable Electronic Communications Use Policy

The Company maintains a separate Acceptable Use Policy, which covers such areas as the proper use of the Internet and e-mail and the Company’s right to monitor the use of its electronic systems. E-mail and the Internet have become essential to our day-to-day business activities, and this Policy clearly defines what are and are not appropriate uses of these electronic tools. The Acceptable Use Policy makes it clear that the Company’s systems and all information stored on them are Company property, and the Company provides access to the vast information resources of the Internet and the Company’s other electronic systems such as e-mail, computers and related equipment to help employees do their jobs faster and smarter. The Acceptable Use Policy also makes it clear that the Company reserves the right to monitor, access, retrieve, read and disclose to third parties all messages created, sent, received or stored on the Company’s systems.

Compliance; Reports of Violations of Code of Conduct

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Conduct, you must immediately report that information to the Company’s Chief Financial Officer and General Counsel, in the case of employees, or Chairman of the Audit Committee, in the case of directors and officers. Reports of suspected violations should identify as many relevant facts as possible, including, if applicable: (1) the date(s) relevant to the identified issue; (2) the name of any persons involved in the identified activity; (3) the specific facts that give rise to the concerns expressed; and (4) any suggestions for resolving or dealing with the problems or issues identified. The Company recognizes that resolving reported problems or concerns will advance the overall interests of the Company, and will help to safeguard the Company's assets, financial integrity and reputation. No one will be subject to retaliation because of a good faith report of a suspected violation.

Enforcement of Code of Conduct

Violations of this Code of Conduct may result in disciplinary action, up to and including discharge. The Company's Audit Committee shall determine, or shall designate appropriate persons to determine appropriate action in response to violations of this Code of Conduct. Violations of this Code of Conduct may also violate certain laws.

Waivers of Code of Conduct

If you would like to seek a waiver of this Code of Conduct, you must make full disclosure of your particular circumstances to the Company’s Chief Financial Officer and General Counsel, in the case of employees, or Chairman of the Audit Committee, in the case of directors and officers. The Company’s policy is to not permit any waiver of this Code of Conduct for any Director or Executive Officer, except in extremely limited circumstances. Any waiver of this Code of Conduct for directors or officers of the Company must be approved by the Company's Board of Directors. Amendments to and waivers of this Code of Conduct will be publicly disclosed as required by applicable laws, rules and regulations.

Documenting Compliance with the Disclosure Policy

Appropriate records evidencing compliance with this Code of Conduct shall be maintained by the Company, including copies of correspondence relating to requests for, and determinations relating to, waivers of this Code of Conduct, and copies of documents relating to violations of this Code of Conduct.

No Rights Created

This Code of Conduct is a statement of certain fundamental principles, policies and procedures that govern the directors, officers and employees of the Company in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, client, supplier, competitor, shareholder or any other person or entity.

MDC PARTNERS INC.

Acknowledgement Form
For Employees

The undersigned hereby acknowledges the above Code of Conduct and further agrees to comply with the policies contained therein.

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